

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Judith Hunsicker
Chief Financial Officer
Embassy Bancorp, Inc.
One Hundred Gateway Drive
Suite 100
Bethlehem, PA 18017

      Re: Embassy Bancorp, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 000-53528

Dear Judith Hunsicker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance